Exhibit 1

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

Elbit Vision Systems Ltd. launched its innovative
technology during ITMA exhibition, receiving
over $1 M orders

Caesarea, Israel, October 17, 2011 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a leading global supplier of vision inspection and process monitoring systems, unveiled the IQ-TEX 4 at the recent ITMA 2011 Expo in Barcelona, which resulted in over $1M of new orders.

The IQ-TEX 4 - a cutting-edge, fully integrated image acquisition & processing system - is the latest generation of EVS innovation.  Built on their proprietary Smart Vision Camera (SVC) platform, IQ-TEX 4 utilizes high resolution, color line-scan technology, to achieve unparalleled results in detection accuracy and roll optimization.

With the capability to detect defects as small as 50 microns in size, the IQ-TEX 4 was specifically designed to provide Vision Empowered Monitoring (VEM) at every stage of manufacturing significantly increasing any user’s productivity and efficiency through yield enhancement and operational cost reduction.

Sam Cohen, CEO of EVS commented, “We are very proud to introduce the IQ-TEX4.  This new color inspection revolution will widen our variety of solutions for potential new customers and allow our existing customers an easy upgrade path to realize the additional benefits.  We knew, based on our market research and customer comments, that the IQ-TEX 4 would be well received by the industry, and over $1M of new orders signed during the show certainly provided confirmation.  Overall, we have been very encouraged with the overwhelming turnout and positive feedback from ITMA, and believe the IQ-TEX 4 will revolutionize the way our customers manufacture their products.” concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS):

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 650 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstance

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer

Dated: October 17, 2011